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March 29, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's "Notice of Data that May Significantly Influence the Price of the Issuer's Securities" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

3/31

[TRANSLATION FROM RUSSIAN]

**NOTICE OF
DATA THAT MAY SIGNIFICANTLY INFLUENCE
THE PRICE OF THE ISSUER'S SECURITIES**

SUBMISSION OF DOCUMENTS FOR STATE REGISTRATION OF COMPANIES ESTABLISHED AS A RESULT REORGANIZATION OF AO MOSENERGO

1. **The full corporate name of the issuer stating its legal and organizational form**: Open Joint Stock Company of Energy and Electrification Mosenergo;
2. **The place of location of the issuer:** 115035, Russian Federation, Moscow, Raushskaya nab., 8;
3. **Personal identification taxpayer's number granted to the issuer by the tax authorities:** 7705035012;
4. **Unique issuer's number granted by the registration authorities:** 00085-A;
5. **Internet web-site used by the issuer for posting notices about data that may significantly influence the price of its securities:** http://www.mosenergo.ru;
6. **Content of the notice**: AO Mosenergo hereby informs that on March **29, 2005,** documents of the following companies being established as a result reorganization of AO Mosenergo were submitted for state registration to the Interregional Inspectorate of the Federal Tax Service of Russia № 46 for the city of Moscow:

- OAO Energy Management Company;
- OAO Trunk Grid Company;
- OAO Moscow City Electricity Network Company;
- OAO Moscow Heating Network Company;
- OAO Moscow Region Electricity Network Company;
- OAO Mosenergosbyt;
- OAO Specialized Design Bureau for Repair and Modernization;
- OAO Mosteplosetenergoremont;
- OAO Mosenergosetstroi;
- OAO GRES-4;
- OAO GRES-5;
- OAO GRES-24;
- OAO Zagorskaya GAES.

The date of the state registration of companies being established as a result of reorganization of AO Mosenergo will be reported after the receipt of documents certifying the making of entry into the Unified State Register of Legal Entities.

Dmitry V. Vasiliev
First Deputy General Director for Corporate
Policy and Property Management

Date: March 29, 2005.